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                               NTL Incorporated
                       110 East 59th Street, 26th Floor
                           New York, New York 10022



                                                             January 8, 2004


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20459

Re: NTL Incorporated - SEC File No. 333-103135
    Post-Effective Amendment No. 1 to Form S-1
    Accession Number 0000950123-03-014189
    -------------------------------------

Ladies and Gentlemen:

NTL Incorporated requests the withdrawal of Post-Effective Amendment No. 1 to Form S-1 (Registration No. 333-103135) (Accession Number 0000950123-03-014189),
which was filed incorrectly as form type S-1/A. The document is a post-effective amendment and should have been filed as a POS AM form type.

On December 24, 2003 an S-1/A filing was made under accession number 0000950123-03-014189 on behalf of NTL Incorporated. The filing agent incorrectly transmitted the filing as an S-1/A form type. This was a Post-Effective Amendment No. 1 and should have been filed as a POS AM form type.

As a result of this error we respectfully request that the Commission withdraw the S-1/A filed under accession number 0000950123-03-014189 on December 24, 2003. We will be re-filing the post-effective amendment as form type POS AM.

Thank you for your assistance in this matter. Please do not hesitate to call with any questions.


Sincerely,


/s/ Simon P. Duffy
-----------------------
Simon P. Duffy
Chief Executive Officer